UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 14, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

QLT Inc.

File No. 000-17082 - CF#24181

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QLT Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded with respect to the Exhibits to a Form 8-K filed on October 7, 2009.

Based on representations by QLT Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 2.1　　　　　until October 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel